EXHIBIT 99.1

NXT Energy Solutions Announces Release Date for Its 2020 Year-end Results and Conference Call

CALGARY, Alberta, March 23, 2021 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX:SFD; OTC QB:NSFDF) announces it will release its 2020 year-end financial and operating results for the year ended December 31, 2020, on Tuesday, March 30, 2021 after market close. A conference call to discuss the 2020 results will be held on Wednesday, March 31, 2021 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time).

Details of the conference call are as follows:

Date:	Wednesday March 31, 2021
Time:	11:00 a.m. Eastern Time (9:00 p.m. Mountain Time)
Participants call:	1-855-783-0506
Conference ID	5549783

NXT’s year-end 2020 financial and operating results will be filed in Canada on SEDAR at www.sedar.com and will be available in the USA on EDGAR at www.sec.gov/edgar. The financial and operating results will also be available on NXT’s website at www.nxtenergy.com.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	Mr. George Liszicasz
VP Finance & CFO	President & CEO
+1-403-206-0805	+1-403-206-0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com